P.E. 2/18/02

02014976

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2002

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

For Immediate Release 18th February 2002

Provalis plc

Provalis Signs Glycosal® Supply Agreement with Takeda UK Limited

Provalis plc (LSE: PRO and NASDAQ:PVLS), the healthcare company which, through its' growing Medical Diagnostics division, is a leading developer of point of care tests for chronic diseases, is pleased to announce that it has signed an agreement to supply Glycosal, its diabetes test for HbA1c, to Takeda UK Ltd ("Takeda") for use in the "Legacy" programme, a diabetes disease management programme that Takeda is sponsoring.

Andrew Wilkinson, Head of Healthcare Development at Takeda, said "Glycosal has been selected by Takeda as its preferred method of choice for HbA1c testing in the "Legacy" programme because of its ease of use and technical performance. It was important for Takeda to work with an HbA1c system that was specifically designed for use at the point-of-care, but which at the same time gave laboratory quality test results. Glycosal is standardised to DCCT, accredited to NGSP through the European Reference Laboratory, and gives accurate results in less than five minutes, which we consider makes it ideal for use in a doctors' office environment".

Derek Kelly, Marketing Director at Provalis Diagnostics, commented "This is an excellent endorsement for Glycosal and its position in the point of care diabetes management markets by a world-leading pharmaceutical company. This agreement gives Provalis a significant platform from which to launch Glycosal into the UK GP market and to show how the test can cost effectively help GP's make better informed clinical decisions and improve the quality of diabetes care".

END

Provalis' Internet Website ; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Group's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833463
Mr Lee Greenbury, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE.PRO and NASDAQ.PVLS) is a healthcare company with three separate divisions:-

- **Medical Diagnostics** – develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

- **Healthcare** – sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division sells products in the areas of muscular-skeletal disorders, gastroenterology, osteoporosis, migraine and dermatology.

- **Therapeutics R&D** – develops a range of vaccine candidates for the prevention of infectious diseases through a network of research collaborators.

Takeda UK Ltd is a research based global company with its main focus on pharmaceuticals. It is the largest pharmaceutical company in Japan and among the leaders in the world. Takeda discovers, develops, manufactures and markets a broad range of innovative products to contribute to better health and quality of life for people throughout the world. Through its business, Takeda aims to create new values that satisfy the needs of people worldwide.

Glycosal® provides accurate, real-time results outside of the laboratory, and is suitable for point-of-care use in the physician office or diabetes clinic, as well as for home testing by prescription. The device eliminates the need for expensive laboratory instruments or tedious training procedures, removing cost and complexity as barriers to decentralized HbA1c testing and monitoring.

HbA1c is formed when haemoglobin in red blood cells binds glucose over the cells' typical 90-day life span. The quantitative measure of HbA1c has been well established as a way to determine a patient's long term glycemic control profile. Unlike daily glucose monitoring, which provides a 'snapshot' of a patient's glucose level at the time of testing, HbA1c provides an average level over the previous 90 days and therefore indicates the long-term progress of a diabetics disease and therapy management.

The American Diabetes Association (ADA) recommends that an HbA1c test be performed every three-to-six months in all diabetes patients to determine how well glucose has been controlled over that period of time. The objectives are to document blood glucose control at the initial assessment and to assess the effectiveness of continuing care. As a percentage of total blood haemoglobin, the goal is to maintain an HbA1c level of 7% or lower. Owing in part to infrequent testing, the vast majority of diabetic patients have an HbA1c level well in excess of the recommended 7% and are at a higher risk of developing serious complications.

The Legacy Programme, which is being conducted by HealthGain Solutions Ltd and supported by a grant from Takeda, will offer Primary Care Organisations and GP practices a diabetes disease management review service The programme will aim to identify patients with diabetes and assess the management of their condition by evaluating their control of blood glucose using HbA1c measurements, and to 'add value' to GP practices by equipping them with the methodology and training required to conduct future reviews conducted by the practice.

NGSP (National Glycohaemoglobin Standardisation Programme) is a prestigious, third party certification programme in the United States. The purpose of the NGSP is to certify those

HbA1c diagnostic tests which give results that are comparable to those reported in the Diabetes Control and Complications Trial (DCCT), in which relationships of HbA1c to mean blood glucose and risk for vascular complications have been established. Diagnostic tests which achieve the NGSP certification are recognised as having achieved a "gold standard".

DCCT (Diabetes Control and Complications Trial) was a landmark, nine-year, trial completed in 1993, that showed that the risk for development and progression of the chronic complications of diabetes is closely related to the degree of glycaemic control, as measured by HbA1c determinations. The DCCT also provided a large body of data relating HbA1c values to mean blood glucose. Thus, the DCCT results have set the stage for establishing specific diabetes treatment goals using HbA1c as an index of mean blood glucose.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date: February 18, 2002

By: ______________________

Name: Lee Greenbury
Title: Secretary